Exhibit 99.2

Financial Information for the Three Months Ended March 31, 2020 of Kenon and OPC and

Reconciliation of Certain non-IFRS Financial Information

Table of Contents

Appendix A: Summary of Kenon’s Consolidated Financial Information

Appendix B: Summary of OPC’s Consolidated Financial Information

Appendix C: Definition of OPC’s EBITDA and non-IFRS reconciliation

Appendix D: Summary Financial Information of OPC’s Subsidiaries

Appendix E: Summary Operational Information of OPC

Appendix A
Summary of Kenon’s Consolidated Financial Information

Kenon Holdings Ltd and subsidiaries
Consolidated Statements of Financial Position as of March 31, 2020 and December 31, 2019

	As of March 31,	As of December 31,
	2020	2019
	(Unaudited)
	$ millions
Current assets
Cash and cash equivalents	111	147
Short-term deposits and restricted cash	22	33
Trade receivables	29	39
Other current assets	61	40
Asset held for sale	70	70
Total current assets	293	329
Non-current assets
Investments in associated companies	118	120
Long-term deposits and restricted cash	91	77
Long-term prepaid expenses	87	30
Long-term derivative instruments	2	2
Other non-current assets	64	58
Deferred payment receivable	208	204
Deferred taxes, net	2	2
Property, plant and equipment, net	668	668
Intangible assets, net	1	1
Right-of-use assets, net	16	17
Total non-current assets	1,257	1,179
Total assets	1,550	1,508
Current liabilities
Short-term loans and current maturities	105	46
Trade payables	34	36
Short-term derivative instruments	6	6
Current tax liabilities	3	-
Other current liabilities	15	16
Current maturities of lease liabilities	1	1
Total current liabilities	164	105
Non-current liabilities
Long-term loans from banks and others	484	504
Debentures	71	73
Deferred taxes, net	79	79
Non-current tax liabilities	28	29
Other non-current liabilities	1	1
Long-term derivative instruments	8	-
Long-term lease liabilities	5	5
Total non-current liabilities	676	691
Total liabilities	840	796
Equity
Share capital	602	602
Translation reserve	16	18
Capital reserve	5	14
Accumulated profit/(loss)	6	(11)
Equity attributable to owners of the Company	629	623
Non-controlling interests	81	89
Total equity	710	712
Total liabilities and equity	1,550	1,508

Kenon Holdings Ltd and subsidiaries
Unaudited Consolidated Statements of Profit & Loss for the three months ended March 31, 2020 and 2019

	For the three months ended March 31,
	2020	2019
	$ millions
Revenue	89	97
Cost of sales and services (excluding depreciation)	(58)	(61)
Depreciation	(7)	(7)
Gross profit	24	29
Selling, general and administrative expenses	(8)	(10)
Financing expenses	(7)	(6)
Financing income	7	4
Financing expenses, net	-	(2)
Fair value gain/(loss) on put option	10	(5)
Recovery of financial guarantee	6	-
Share in losses of associated companies, net of tax	(7)	(13)
Profit/(loss) before income taxes	25	(1)
Income taxes	(5)	(5)
Profit/(loss) for the period from continuing operations	20	(6)
Loss for the period from discontinued operations	-	(1)
Profit/(loss) for the period	20	(7)
Attributable to:
Kenon's shareholders	15	(12)
Non-controlling interests	5	5
Profit/(loss) for the period	20	(7)
Basic/diluted profit/(loss) per share attributable to Kenon's shareholders (in dollars):
Basic/Diluted profit/(loss) per share	0.28	(0.24)
Basic/Diluted profit/(loss) per share from continuing operations	0.28	(0.23)
Basic/Diluted loss per share from discontinued operations	-	(0.01)

Kenon Holdings Ltd and subsidiaries
Unaudited Consolidated Statements of Cash Flows
For the three months ended March 31, 2020 and 2019

	For the three months ended March 31,
	2020	2019
	$ millions
Cash flows from operating activities
Profit/(loss) for the period	20	(7)
Adjustments:
Depreciation and amortization	7	7
Financing expenses, net	-	2
Share in losses of associated companies, net of tax	7	13
Recovery of financial guarantee	(6)	-
Fair value (gain)/loss on put option	(10)	5
Share-based payments	-	1
Income taxes	5	5
	23	26
Change in trade and other receivables	4	7
Change in trade and other payables	(7)	15
	20	48
Income taxes paid, net	-	(1)
Net cash provided by operating activities	20	47

Kenon Holdings Ltd and subsidiaries
Unaudited Consolidated Statement of Cash Flows, continued
For the three months ended March 31, 2020 and 2019

	For the three months ended March 31,
	2020	2019
	$ millions
Cash flows from investing activities
Short-term deposits and loans, net	11	-
Investment in long-term deposits, net	(16)	(4)
Acquisition of property, plant and equipment	(28)	(8)
Long-term prepaid expenses	(55)	-
Payment of transactions in derivatives, net	(1)	-
Net cash used in investing activities	(89)	(12)

Cash flows from financing activities
Repayment of long-term loans, debentures, derivative financial instruments and lease liabilities	(4)	(3)
Short-term credit from banks and others, net	59	(1)
Acquisition of non-controlling interests	(8)	-
Payment in respect of derivative financial instruments, net	(1)	-
Dividends paid to holders of non-controlling interests	(6)	-
Interest paid	(4)	(4)
Net cash provided by/(used in) financing activities	36	(8)

(Decrease)/increase in cash and cash equivalents	(33)	27
Cash and cash equivalents at beginning of the period	147	131
Effect of exchange rate fluctuations on balances of cash and cash equivalents	(3)	3
Cash and cash equivalents at end of the period	111	161

Information regarding reportable segments
The following table sets forth selected financial data for Kenon’s reportable segments for the periods presented:
	For the three months ended March 31, 2020
	OPC	Quantum[1]	Other[2]	Total
	$ millions
Revenue	89	-	-	89
Depreciation and amortization	(7)	-	-	(7)
Financing income	2	-	5	7
Financing expenses	(7)	-	-	(7)
Fair value gain on put option	-	10	-	10
Recovery of financial guarantee	-	6	-	6
Share in losses of associated companies	-	(4)	(3)	(7)
Profit / (Loss) before taxes	15	12	(2)	25
Income taxes	(4)	-	(1)	(5)
Profit / (Loss) from continuing operations	11	12	(3)	20

(1)	Quantum is a wholly-owned subsidiary of Kenon and holds Kenon's interest in Qoros.
(2)	Includes the results of Primus; the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

	For the three months ended March 31, 2019
	OPC	Quantum[1]	Other[2]	Total
		$ millions
Revenue	97	-	-	97
Depreciation and amortization	(7)	-	-	(7)
Financing income	-	-	4	4
Financing expenses	(5)	-	(1)	(6)
Fair value loss on put option	-	(5)	-	(5)
Share in losses of associated companies	-	(5)	(8)	(13)
Profit / (Loss) before taxes	18	(10)	(9)	(1)
Income taxes	(4)	-	(1)	(5)
Profit / (Loss) from continuing operations	14	(10)	(10)	(6)

(1)	Quantum is a wholly-owned subsidiary of Kenon and holds Kenon's interest in Qoros.
(2)	Includes the results of Primus; the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

Information regarding associated companies

	Assets held for sale		Carrying amounts of investment in associated companies		Equity in the net losses of associated companies
	as of		as of		for the period ended
	March 31,	December 31,	March 31,	December 31,	March 31,	March 31,
	2020	2019	2020	2019	2020	2019
	$ millions		$ millions		$ millions
ZIM	-	-	82	84	(3)	(8)
Qoros	70	70	36	36	(4)	(5)

	70	70	118	120	(7)	(13)

Appendix B

Summary of OPC’s Consolidated Financial Information

OPC’s Unaudited Consolidated Statement of Profit or Loss

	For the three months ended March 31,
	2020	2019
	$ millions
Revenue	89	97
Cost of sales (excluding depreciation and amortization)	(58)	(61)
Depreciation and amortization	(7)	(7)
Gross profit	24	29
General, selling and administrative expenses	(4)	(6)
Financing expenses, net	(5)	(5)
Profit before taxes	15	18
Taxes on income	(4)	(4)
Net profit for the period	11	14
Attributable to:
Equity holders of the company	8	11
Non-controlling interest	3	3
Net profit for the period	11	14

Summary Data from OPC’s Unaudited Consolidated Statement of Cash Flows
	For the three months ended March 31,
	2020	2019
	$ millions
Cash flows provided by operating activities	24	52
Cash flows used in investing activities	(89)	(12)
Cash flows used in financing activities	35	8

(Decrease)/increase in cash and cash equivalents	(30)	32
Cash and cash equivalents at end of the period	78	124
Investments in property, plant and equipment	15	8
Total depreciation and amortization	7	7

Summary Data from OPC’s Consolidated Statement of Financial Position
	As at
	March 31, 2020	December 31, 2019
	$ millions
Total financial liabilities[1]	660	622
Total liquid assets[2]	118	152
Total equity attributable to the owners	216	228
Total assets	1,039	1,011

1.	Including loans from banks and others and debentures
2.	Including cash and cash equivalents, short-term deposits and debt service reserves (out of restricted cash)

Appendix C

Definition of OPC’s EBITDA and non-IFRS reconciliation

This press release, including the financial tables, presents EBITDA, which is considered to be a “non-IFRS financial measure.”

OPC defines “EBITDA” as for each period as net profit before depreciation and amortization, financing expenses, net, and income tax expense. EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of EBITDA as a measure of OPC's profitability since it does not take into consideration certain costs and expenses that result from OPC's business that could have a significant effect on net profit, such as financial expenses, taxes, depreciation, capital expenses and other related items.

OPC believes that the disclosure of EBITDA provides transparent and useful information to investors and financial analysts in their review of the company’s, or its subsidiaries’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below is a reconciliation of OPC’s net profit to EBITDA for the periods presented. Other companies may calculate EBITDA differently, and therefore this presentation of EBITDA may not be comparable to other similarly titled measures used by other companies.
For the three months ended March 31, 2020
$ millions
Net profit for the period	11
Depreciation and amortization	7
Financing expenses, net	5
Income tax expense	4
EBITDA	27

For the three months ended March 31, 2019
$ millions
Net profit for the period	14
Depreciation and amortization	7
Financing expenses, net	5
Income tax expense	4
EBITDA	30

Appendix D

Summary Financial Information of OPC’s Subsidiaries
The table below sets forth debt, cash and cash equivalents and short-term deposits, and debt service reserves for OPC’s subsidiaries as of March 31, 2020 (in $ millions):
As at March 31, 2020	OPC-Rotem	OPC-Hadera	OPC Energy	Other	Total

Debt (including accrued interest)	327	185	142	6	660
Cash and cash equivalents and short-term deposits	28	1	43	6	78
Debt service reserves (out of the restricted cash)	21	-	19	-	40

The table below sets forth debt, cash and cash equivalents and short-term deposits, and debt service reserves for OPC’s subsidiaries as of December 31, 2019 (in $ millions):
As at December 31, 2019	OPC-Rotem	OPC-Hadera	OPC Energy	Other	Total

Debt (including accrued interest)	346	194	82	-	622
Cash and cash equivalents and short-term deposits	33	3	74	1	111
Debt service reserves (out of the restricted cash)	22	-	19	-	41

Appendix E

Summary Operational Information of OPC
The tables below set forth details of sales, generation and purchases of electricity by OPC and availability and net generation of OPC split by the OPC-Rotem plant and the Hadera energy center (kWh in millions):
	For the three months ended March 31.
	2020	2019
Sales to private customers	900	969
Sales to the system administrator	97	43
Total sales	997	1,012

	For the three months ended March 31
	2020	2019
Net generation of electricity	987	984
Purchase of electricity from the system administrator	10	28
Total volume of electricity generated and purchases from the system administrator	997	1,012

	For the three months ended March 31
	2020		2019
	Availability (%)	Net generation (kWh in millions)	Availability (%)	Net generation (kWh in millions)
OPC-Rotem	100.0%	966	100.0%	961
OPC-Hadera	88.4%	22	92.8%	23